Cira Centre

2929 Arch Street

Philadelphia, PA 19104-2808

+1 215 994 4000 Main

+1 215 994 2222 Fax

www.dechert.com

JAMES A. LEBOVITZ

james.lebovitz@dechert.com

+1 215 994 2510 Direct

+1 215 655 2510 Fax

April 17, 2019

VIA EDGAR

Karen Rossotto

Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, DC 20549

Re:	FS KKR Capital Corp.
Preliminary Proxy Statement on Schedule 14A (File No. 814-00757)

Dear Ms. Rossotto:

On behalf of FS KKR Capital Corp. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (“SEC”) in a telephone conversation on April 11, 2019 regarding the Company’s Preliminary Proxy Statement on Schedule 14A (File No. 814-00757) (the “Proxy Statement”). For your convenience, a summary of the Staff’s comments is presented in bold, italicized text below, and is followed by the Company’s responses, which include references to the changes the Company will reflect in the Company’s Definitive Proxy Statement on Schedule 14A to be filed with the Commission (the “Definitive Proxy Statement”) in response to such comments. Unless otherwise indicated, all page references are to page numbers in the Proxy Statement. Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Proxy Statement.

General

1.        Please revise the paragraph beginning with “Upon the approval of the Leverage Proposal . . .” to be in plain English.

The Company acknowledges the Staff’s comment and will update the disclosure to be in plain English.

Karen Rossotto April 17, 2019 Page 2

Proposal 1: Election of Director Nominees

2.        Please clarify the discrepancy in the disclosure regarding the number of directors on the Board (i.e., whether there are ten or eleven directors).

Following the resignation of Mr. Joseph Ujobai from the Board on March 14, 2019, the Board consists of ten directors. The Company will update the disclosure throughout the Definitive Proxy Statement accordingly.

3.        Please describe what will happen if the stockholders of the Company do not vote affirmatively for the director nominees.

The Company acknowledges the Staff’s comment and will update the disclosure in the Definitive Proxy Statement accordingly.

Proposal 2: Approval of Application of Reduced Asset Coverage Requirements to the Company

General

4.        Where applicable, please add disclosure that the Company’s credit facility may need to be amended in connection with the Leverage Proposal.

The Company will amend the disclosure on Page 34 of the Proxy Statement to add the underlined language below:

Additionally, certain of the Company’s financing arrangements, including the Company’s senior revolving credit facility, currently contain a covenant limiting the Company’s asset coverage to 200% and may need to be amended if stockholders approve the Leverage Proposal. The Company may not be able to amend such financing arrangements to change this covenant and if the Company is successful in amending its financing arrangements, it may incur costs to do so and the other terms of such amended financing arrangements, such as the interest rate, may not be as favorable to the Company as the current terms.

Karen Rossotto April 17, 2019 Page 3

5.        Please indicate that if there is a stockholder vote against the Leverage Proposal, then the Company’s leverage limit will continue to be 200%.

The Company respectfully submits that it will insert the following disclosure from Page 1 of the Proxy Statement into the Leverage Proposal:

If the Leverage Proposal is not approved by stockholders, the Company will continue to operate within the 200% asset coverage requirement until (1) such time as it receives stockholder approval of a similar proposal at a future meeting or (2) one year after the Board approves application of the modified asset coverage requirements to the Company, which it has not done as of the date of this proxy statement.

6.        Please specifically state in the title of Proposal 2 and in the disclosure that the Leverage Proposal permits the Company to double the current amount of its borrowings.

The Company acknowledges the Staff’s comment and will update the disclosure in the Definitive Proxy Statement to include the requested language.

7.        Please provide an explanation in plain English of the current and proposed borrowing limits. For example: “In general, the Company currently may borrow $1 for investment purposes for every $1 of investor equity. Under the Leverage Proposal, the Company would be permitted to borrow $2 for investment purposes for every $1 of investor equity.”

The Company acknowledges the Staff’s comment and will update the disclosure in the Definitive Proxy Statement to include the requested language.

8.        Please state in the Board rationale subsection why increasing the Company’s leverage limit is in the best interests of the Company’s stockholders. Please also disclose whether the Company intends to change its strategy for selecting investments if the Leverage Proposal is approved, and if so, how. Please consider adding the following disclosure: “For example, with additional leverage, the Company could invest in higher grade debt with a lower yield and generate the same yield with lower risk.”

The Company acknowledges the Staff’s comment and will update the disclosure in the Board rationale subsection of the Definitive Proxy Statement to include the requested language. As disclosed on Page 32 of the Proxy Statement, the Company does not intend to change its strategy for selecting investments if the Leverage Proposal is approved. As the Company does not currently intend to use the additional leverage to invest in higher grade debt with a lower yield, the Company has not included such disclosure.

Karen Rossotto April 17, 2019 Page 4

9.        Please disclose the increased costs associated with the increase in the leverage limitation in connection with the Leverage Proposal. Discuss the conflicts of interest of the Advisor in determining the level of the Company’s leverage (e.g., “If the Company doubles the amount of its current borrowings, the base management fee may increase by 50% because the base management fee is based on assets under management”).

The Company respectfully submits that Page 36 of the Proxy Statement discloses the increased costs associated with the increase in the leverage limitation in connection with the Leverage Proposal. The Company respectfully submits that it will insert the following disclosure:

After giving effect to the reduction in the annual base management fee, (i) if the Company doubled the amount of its borrowings as of December 31, 2018, the base management fee would increase by 23% and (ii) if the Company doubled the amount of its maximum permitted borrowings as of December 31, 2018, the base management fee would increase by 33%, in each case because the base management fee is based on gross assets.

10.        Please affirmatively state that, if the case, the Board considered that the increase in leverage will increase the risks associated with investing in the Company’s common stock.

The Company respectfully submits that it will make bold the following disclosure on Page 38 of the Proxy Statement:

Since the Company already uses leverage in optimizing its investment portfolio, there are no material new types of risk associated with the ability to increase leverage, although risks to which the Company is already subject due to its use of leverage would be increased.

11.        Please confirm why the disclosure listed under “Other Considerations” is provided separately as a secondary Board consideration.

The heading “Other Considerations” is not intended to denote that what follows was a secondary Board consideration. The Company will revise the disclosure to clarify that subheaders are for convenience only and do not denote that the Board afforded greater or less consideration to any particular matter.

Karen Rossotto April 17, 2019 Page 5

12.        With respect to the table on page 46, please explain why the column providing for the 25% offering at a 100% discount is relevant.

The Company acknowledges the Staff’s comment and will remove the column providing for the 25% offering at a 100% discount rate from the Definitive Proxy Statement.

* * * * * * *

If you have any questions or if you require additional information, please do not hesitate to contact me at (215) 994-2510.

Sincerely,

/s/ James A. Lebovitz
James A. Lebovitz

cc:	Marianne Dobelbower
Securities and Exchange Commission, Division of Investment Management
Stephen S. Sypherd
FS KKR Capital Corp.